

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

Via E-mail
Ms. Judith Segall
Vice-President and Secretary
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, CA 94502

> **Re: BioTime, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 31, 2012**
> **File No. 333-182964**

Dear Ms. Segall:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. We note that you own 77 percent of LifeMap Sciences, Inc., a subsidiary of your company and also a selling stockholder. Please revise your filing to identify LifeMap Sciences, Inc. as an underwriter. This disclosure should be included on the Prospectus Cover Page and in the Plan of Distribution.

2. You indicate in Item 16: Exhibits that the consent of Rothstein Kass is filed as exhibit 23.1 to your registration statement. However, it does not appear that the auditor's consent has been filed. In your next amendment, please file the auditor's consent as exhibit 23.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Richard S. Soroko, Esq.
        Thompson, Welch, Soroko & Gilbert LLP
        3950 Civic Center Drive, Suite 300
        San Rafael, CA 94903